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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Infocrossing, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

205265101

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G/A
CUSIP No. 205265101

1.	Name of Reporting Person: Cahill, Warnock Strategic Partners Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only): 52-1970619

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,394,691

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,394,691

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,394,691

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.8%

12.	Type of Reporting Person: PN

13G/A
CUSIP No. 205265101

1.	Name of Reporting Person: Strategic Associates, L.P.		I.R.S. Identification Nos. of above persons (entities only): 52-1991689

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,394,691

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,394,691

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,394,691

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.8%

12.	Type of Reporting Person: PN

13G/A
CUSIP No. 205265101

1.	Name of Reporting Person: Cahill, Warnock Strategic Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only): 52-1970604

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,394,691

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,394,691

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,394,691

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.8%

12.	Type of Reporting Person: PN

13G/A
CUSIP No. 205265101

1.	Name of Reporting Person: Camden Partners Strategic Fund II-A, L.P.		I.R.S. Identification Nos. of above persons (entities only): 06-1589837

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,394,691

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,394,691

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,394,691

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.8%

12.	Type of Reporting Person: PN

13G/A
CUSIP No. 205265101

1.	Name of Reporting Person: Camden Partners Strategic Fund II-B, L.P.		I.R.S. Identification Nos. of above persons (entities only): 06-1589834

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,394,691

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,394,691

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,394,691

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.8%

12.	Type of Reporting Person: PN

13G/A
CUSIP No. 205265101

1.	Name of Reporting Person: Camden Partners Strategic II, LLC		I.R.S. Identification Nos. of above persons (entities only): 06-1589836

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,394,691

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,394,691

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,394,691

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.8%

12.	Type of Reporting Person: OO

13G/A
CUSIP No. 205265101

1.	Name of Reporting Person: David L. Warnock		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,394,691

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,394,691

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,394,691

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.8%

12.	Type of Reporting Person: IN

13G/A
CUSIP No. 205265101

1.	Name of Reporting Person: Donald W. Hughes		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,394,691

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,394,691

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,394,691

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.8%

12.	Type of Reporting Person: IN

13G/A
CUSIP No. 205265101

1.	Name of Reporting Person: Edward L. Cahill		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 810,316

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 810,316

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 810,316

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.0%

12.	Type of Reporting Person: IN

This Schedule 13G Amendment No. 6 (this “Amendment”) amends without restating the Schedule 13G filed July 6, 1998 (the “Original 13G”) and each of its subsequent amendments including Schedule 13G Amendment No. 5 filed on October 31, 2003 (“Amendment No. 5”). Except as specifically amended below, the Original 13G and its subsequent amendments shall remain as such were in effect immediately prior to this Amendment. Capitalized terms not defined in this Amendment shall have their respective meanings as set forth in Amendment No. 5.

Item 2.

     Item 2(a) is hereby amended to report that Edward L. Cahill is no longer a “Reporting Person” hereunder.

Item 4.

     The first paragraph of Item 4(a) is hereby amended to delete “Cahill,” from the first sentence. The last sentence of the third paragraph of Item 4(a) is hereby deleted. The last two sentences of the fourth paragraph of Item 4(a) are hereby deleted.

     The fifth paragraph of Item 4(a) is hereby deleted and replaced in its entirety by the following:

     All calculations of beneficial ownership percentages herein assume that the Issuer had the same 19,569,692 shares of its Common Stock outstanding on December 31, 2004 as it had outstanding on December 17, 2004, as reported by the Issuer in a prospectus the Issuer filed on January 7, 2005.

     The sixth paragraph of Item 4(a), Item 4(b), and Item 4(c) are hereby deleted and replaced in their entirety by the following:

     The securities directly beneficially owned by the Funds are:

CWSP Fund:	314,750 shares of Common Stock and 468,563 shares of Common Stock issuable upon exercise of warrants

SA:	17,441 shares of Common Stock and 9,563 shares of Common Stock issuable upon exercise of warrants

CPS II-A:	551,650 shares of Common Stock issuable upon exercise of warrants

CPS II-B:	32,275 shares of Common Stock issuable upon exercise of warrants

(b)	Percent of class:

	Cahill, Warnock Strategic Partners Fund, L.P.	6.8%

	Strategic Associates, L.P.	6.8%

	Cahill, Warnock Strategic Partners, L.P.	6.8%

	Camden Partners Strategic Fund II-A, L.P.	6.8%

	Camden Partners Strategic Fund II-B, L.P.	6.8%

	Camden Partners Strategic II, LLC	6.8%

	David L. Warnock	6.8%

	Donald W. Hughes	6.8%

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote:

	Cahill, Warnock Strategic Partners Fund, L.P.	0

	Strategic Associates, L.P.	0

	Cahill, Warnock Strategic Partners, L.P.	0

	Camden Partners Strategic Fund II-A, L.P.	0

	Camden Partners Strategic Fund II-B, L.P.	0

	Camden Partners Strategic II, LLC	0

	David L. Warnock	0

	Donald W. Hughes	0

	(ii)Shared power to vote or to direct the vote:

	Cahill, Warnock Strategic Partners Fund, L.P.	1,394,691

	Strategic Associates, L.P.	1,394,691

	Cahill, Warnock Strategic Partners, L.P.	1,394,691

	Camden Partners Strategic Fund II-A, L.P.	1,394,691

	Camden Partners Strategic Fund II-B, L.P.	1,394,691

	Camden Partners Strategic II, LLC	1,394,691

	David L. Warnock	1,394,691

	Donald W. Hughes	1,394,691

	(iii) Sole power to dispose or to direct the disposition of:

	Cahill, Warnock Strategic Partners Fund, L.P.	0

	Strategic Associates, L.P.	0

	Cahill, Warnock Strategic Partners, L.P.	0

	Camden Partners Strategic Fund II-A, L.P.	0

	Camden Partners Strategic Fund II-B, L.P.	0

	Camden Partners Strategic II, LLC	0

	David L. Warnock	0

	Donald W. Hughes	0

(iv)	Shared power to dispose or to direct the disposition of:

	Cahill, Warnock Strategic Partners Fund, L.P.	1,394,691

	Strategic Associates, L.P.	1,394,691

Cahill, Warnock Strategic Partners, L.P.	1,394,691

Camden Partners Strategic Fund II-A, L.P.	1,394,691

Camden Partners Strategic Fund II-B, L.P.	1,394,691

Camden Partners Strategic II, LLC	1,394,691

David L. Warnock	1,394,691

Donald W. Hughes	1,394,691

Item 5.   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box: ☒

     This statement reports that Edward L. Cahill is no longer a Reporting Person hereunder as a result of his deemed beneficial ownership being below 5%.

Item 10.   Certification

     By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

     Exhibit 1 – Agreement regarding filing of joint Schedule 13G (attached).

     Exhibit 2 – Power of Attorney for David L. Warnock (previously filed as Exhibit 2 to Schedule 13G/A filed by the Reporting Persons with respect to Kennedy-Wilson, Inc. on February 21, 2003, incorporated herein by reference).

     Exhibit 3 – Power of Attorney for Edward L. Cahill (previously filed as Exhibit 3 to Schedule 13G/A filed by the Reporting Persons with respect to Kennedy-Wilson, Inc. on February 21, 2003, incorporated herein by reference).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005

Cahill, Warnock Strategic Partners Fund, L.P.

By:	Cahill, Warnock Strategic Partners, L.P., its general partner

/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: General Partner

Strategic Associates, L.P.

By:	Cahill, Warnock Strategic Partners, L.P., its general partner

/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: General Partner

Cahill, Warnock Strategic Partners, L.P.

/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: General Partner

Camden Partners Strategic Fund II-A, L.P.

By:	Camden Partners Strategic II, LLC, its general partner

/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: Managing Member

Camden Partners Strategic Fund II-B, L.P.

By:	Camden Partners Strategic II, LLC, its general partner

/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: Managing Member

Camden Partners Strategic II, LLC

/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: Managing Member

Edward L. Cahill

/s/ Donald W. Hughes, Attorney-in-Fact

David L. Warnock

/s/ Donald W. Hughes, Attorney-in-Fact

Donald W. Hughes

/s/ Donald W. Hughes